Mail Stop 3561

June 15, 2007

<u>BY U.S. Mail and via Facsimile</u>

Mr. Don T. Squire, Jr.
 Chief Financial Officer
ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, Utah 84601

   Re: Alpine Air Express, Inc.
     10-KSB for fiscal year ended October 31, 2006
     File No. 0-27011

Dear Mr. Squire:

   We have completed our review of your Form 10-KSB and have no further comments at this time.

          Sincerely,

          David R. Humphrey
          Branch Chief